Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an "Announcement on Change of the Senior Management of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement are set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

27 February 2015

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2015-003

Announcement on Change of the Senior Management of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the provisions of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the Board passed the following resolution by means of written resolution on 27 February 2015:

Approving the termination of office of Mr. Hu Chen Jie as the Chief Information Officer of the Company.

Mr. Hu Chen Jie has been appointed as the Chief IT Expert by the Company. The Board would like to express its appreciation for the contribution of Mr. Hu Chen Jie to the Company during his term of office as the Chief Information Officer.

The number of Directors supposed to be present was 11, of which 11 attended in person. The Directors approved the above resolution unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Opinion of the Independent Directors:

The 7th session of the Board approved the termination of office of Mr. Hu Chen Jie as the Chief Information Officer of the Company. After review, we are of opinion that the resolution meets the relevant requirements of the Company Law, the Securities Law and the Articles of Association of the Company, the procedures comply with the relevant laws. Therefore, the termination of office of Mr. Hu Chen Jie as the Chief Information Officer of the Company by the Board is consented to.

Independent Directors: Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song

The Board of

China Southern Airlines Company Limited

27 February 2015